Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, for the three- and nine- month periods ended September 30, 2022 and 2021, respectively, included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in Euros. Unless otherwise indicated, all references to currency amounts in this discussion are in Euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. KEY INFORMATION—C. Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a and C5aR technologies to discover, develop and manufacture first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

Severe COVID-19

We are developing vilobelimab in severe COVID-19. In March 2020, we initiated a randomized open label multicenter trial Phase II/III clinical development program (PANAMO) with vilobelimab in severe COVID-19 patients with severely progressed pneumonia. In the Phase II part of the study, we evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. Vilobelimab treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations.

In March 2022, we announced Phase III topline results from the PANAMO study of vilobelimab in mechanically ventilated patients with COVID-19. Vilobelimab treatment resulted in a relative reduction in 28-day all-cause mortality by 23.9% compared to placebo but did not show statistical significance on the pre-specified primary endpoint. Three pre-specified subgroup analyses assessed the treatment effect of vilobelimab in patients with higher baseline disease severity. These analyses all showed a statistically significant signal towards a reduction in 28-day all-cause mortality in the vilobelimab arm compared to the placebo arm in mechanically ventilated patients with one or more additional organ support, captured as baseline ordinal scale of 7, in patients with severe acute respiratory distress syndrome (ARDS) and in patients with kidney impairment. A pre-specified analysis of patients from Western European countries also showed a statistically significant relative reduction in 28-day all-cause mortality of 43% (p=0.014), suggesting an improvement in mortality in line with the reported Phase II data of the PANAMO trial. 60-day all-cause mortality, a key secondary endpoint, showed a continued reduction of mortality in the vilobelimab arm. In September 2022, we announced that the previously reported results from our Phase III trial of vilobelimab to treat critically ill, invasively mechanically ventilated COVID-19 patients (PANAMO) have been published in the peer-reviewed journal, The Lancet Respiratory Medicine. The article includes a description of the results from the PANAMO study, as well as an in-depth statistical analysis confirming the robustness of the observed clinical survival benefit in the study.

In September 2022, we also announced that we submitted a request for Emergency Use Authorization (EUA) to the FDA for vilobelimab for the treatment of critically ill COVID-19 patients following encouraging interactions with the FDA at a previously held Type B meeting. Additionally, we announced that the FDA has granted us Fast Track designation for vilobelimab for the treatment of critically ill, intubated, mechanically ventilated COVID-19 patients. In addition, we continue to communicate with the EMA related to next regulatory steps for vilobelimab in mechanically ventilated severe COVID-19 patients.

In October 2021, we announced that we received a grant of up to €43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support our development of vilobelimab for the treatment of severe COVID-19 patients. The grant is structured as a reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab and awarded in four tranches. Each subsequent tranche is conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and is structured as a reimbursement for company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. The initial tranche amounted to up to €25.8 million. With availability of the data from the COVID Phase III study, the agency handling the grant on behalf of the German government determined that we reached the first milestone in the funded project. With achievement of the first milestone, the second tranche of the awarded grant has been unlocked for future withdrawal. To date, we have received €11.9 million in grant funds. In the near future, we expect to apply for an additional €3.0 million in grant funds.

Pyoderma Gangraenosum (PG)

We are also developing vilobelimab for the treatment of pyoderma gangraenosum (PG), a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on a patient’s life due to severe pain and induction of significant movement impairment depending on the lesions’ locations. In February 2019, we initiated an open label, multicenter Phase IIa exploratory study, enrolling 18 patients with moderate to severe PG in Canada, the United States and Poland. The objective of this study was to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses.

In April 2021, the study reached its enrollment target of 19 patients. In October, 2021, we announced preliminary results from the study. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a physician global assessment (PGA) score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab treatment. Amongst all cohorts, two patients had related severe adverse events (SAEs) that were reported: one patient experienced an erysipelas leading to hospitalization (judged as non-related by the sponsor), the other developed a rash due to a delayed hypersensitivity reaction and withdrew from the study. No dose-related adverse events (AEs) were found. Overall, the observed AE profile was in line with the underlying diseases. Final data from the study were presented at the 2022 American Academy of Dermatology Association (AAD) Annual Meeting in March 2022.

With these results, during the second quarter of 2022, we had a productive End-of-Phase II meeting with the FDA in the United States related to our plans for a Phase III development program in PG. The FDA indicated its support for a randomized, controlled Phase III clinical trial and offered to review the study protocol, recognizing PG as a serious and rare condition. Based on the FDA’s feedback and recommendations, we are now finalizing the design for a Phase III trial and continue to be in dialogue with the FDA related to this. Subsequently, vilobelimab was granted Orphan Drug designation for the treatment of PG by both the FDA in the United States and the European Medicines Agency (EMA) in Europe. Moreover, in July 2022, we announced that the FDA also granted Fast Track designation for the development of vilobelimab for the treatment of PG. As of the date hereof, we are awaiting feedback from the FDA regarding the submitted study protocol for the Phase III study.

Cutaneous Squamous Cell Carcinoma (cSCC)

We are also developing vilobelimab for the treatment of programmed cell death protein 1 (PD-1) / programmed death ligand 1 (PD-L1) inhibitor resistant/refractory locally advanced or metastatic cutaneous squamous cell carcinoma (cSCC). cSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often affected. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, and the risk for metastasis in cSCC is approximately 2-5%. Advanced cSCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases.

Our clinical Phase II study of vilobelimab in cSCC is ongoing. We are recruiting patients in two independent arms, vilobelimab alone (Arm A) and vilobelimab in combination with pembrolizumab (Arm B), in order to evaluate and establish the safety of vilobelimab in cSCC patients.

In June 2021, we announced the dosing of the first patient in the study in Arm A. After five weeks of treatment with the first three patients, a safety assessment was completed, and enrollment in Arm B was also opened.

As of the date hereof, nine patients are enrolled in Arm A, in which they receive a dose of 800 mg vilobelimab on days 1, 4, 8 and 15, followed by a dose of 1600 mg vilobelimab every two weeks starting on day 22. An interim analysis in Arm A is required to further proceed with Arm A of the study. Such analysis will be conducted once ten patients are evaluable for response assessment, which we expect to be available in the first half of 2023.

In parallel, we previously reported that in Arm B, three patients have been treated in the first dosing cohort of the study (400 mg intravenous infusions of vilobelimab on days 1, 4, 8 and 15 and 800 mg from day 22 and every two weeks thereafter, in addition to 400 mg of pembrolizumab on day 8 and every six weeks thereafter). An independent Steering Committee recommended to continue the study at  the next higher dose (600 mg intravenous infusions of vilobelimab on days 1, 4, 8 and 15 and 1,200 mg from day 22 and every two weeks thereafter, in addition to 400 mg of pembrolizumab on day 8 and every six weeks thereafter). A subsequent independent Steering Committee recommended to continue the study at the highest planned dose (800 mg intravenous infusions of vilobelimab on days 1, 4, 8 and 15 and 1,600 mg from day 22 and every two weeks thereafter, in addition to 400 mg of pembrolizumab on day 8 and every six weeks thereafter). Meanwhile, twelve patients have been enrolled in Arm B. An interim analysis will be required to select the appropriate dose for continuation of the study in Arm B and is planned once ten patients treated at the selected and recommended dose level are evaluable for response assessment. These data are expected to be available in the second half of 2023.

Hidradenitis Suppurativa (HS)

We were developing vilobelimab for the treatment of hidradenitis suppurativa (HS), a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of vilobelimab in HS (SHINE) did not meet its primary endpoint. We subsequently announced the results of additional analysis and first interim results of the open label extension trial. In light of all available data from the post-hoc analysis of the completed SHINE study and our interaction with the regulatory authorities, we initiated a Phase III study with vilobelimab in HS in January 2022, which we subsequently paused in February 2022, after having received conflicting advice from the FDA regarding the proposed clinical trial protocol and the primary endpoint of the study described therein. In March 2022, the FDA corrected its advice to us. However, after performing a strategic review of our development programs and considering the current financing environment, we decided to halt the development of vilobelimab in HS for the time being.

ANCA-associated Vasculitis (AAV)

We were developing vilobelimab for the treatment of anti-neutrophil cytoplasmic antibody (ANCA) associated vasculitis (AAV), a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction.

In May 2021, we reported top-line data for our Phase II safety study in patients with moderate to severe AAV (IXPLORE), indicating that vilobelimab, when dosed in addition to standard of care, proved to be safe and well tolerated.

Furthermore, in November 2021, we announced top-line results from our randomized, double-blind, placebo-controlled Phase II clinical trial of vilobelimab in patients with AAV (IXCHANGE). In this study with 57 patients, we showed a comparable clinical response of vilobelimab to standard of care, while significantly reducing the need for glucocorticoid (GC) treatment in this life-threatening indication.

Despite these encouraging results, taking into account the resources required and long duration of necessary Phase III studies to gain regulatory approval, in April 2022, we decided to halt the clinical development of vilobelimab in AAV for the time being.

INF904

We are developing INF904, an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is the preferred route of administration for patients.

In January 2022, we reported that we have been granted a composition of matter patent for INF904 and associated compounds by the U.S. Patent and Trademark Office and have completed investigational new drug (IND)-enabling (preclinical) studies that demonstrated no obvious toxicological findings even in the highest dose groups in required GLP toxicity analyses. In these preclinical studies, oral INF904 showed higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to the marketed C5aR inhibitor. Anti-inflammatory therapeutic effects in several preclinical disease models were also demonstrated by INF904. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of drugs, including glucocorticoids. We are on track to initiate a Phase I program in the second half of 2022 and plan to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

IFX002

To expand the breadth of our anti-C5a technology, we are also developing IFX002 for the treatment of chronic inflammatory indications. IFX002 shares the same mechanism of action as vilobelimab, blocking C5a with high specificity, but is designed with a dosing regimen that may be more suitable for chronic therapy. IFX002 is in pre-clinical development.

Management Changes

In August 2022, we announced the departure of Dr. Korinna Pilz, our Chief Clinical Development Officer, who left the company for personal reasons. We subsequently signed a separation agreement with Dr. Pilz, in which we mutually agreed that Dr. Pilz would continue providing her services until October 28, 2022. After October 28, 2022, Dr. Pilz may continue to advise us on specific matters on an as-needed basis.

Financial Highlights

As of September 30, 2022, we had cash and cash equivalents of €18.0 million and marketable securities of €75.2 million. In April 2022, we conducted a strategic review of our programs and decided to halt development of vilobelimab for HS and AAV until if and when we have sufficient resources to run Phase III trials for the respective programs. As a result of this prioritization, we believe that our current funds will be sufficient to fund our planned operations at least into the second half of 2024.

We anticipate that the level of our expenses will be affected if and as we:

•
engage with regulators with respect to potential approval paths for vilobelimab in severe COVID-19 and PG and determine and execute on next steps for the clinical development of, and regulatory approval for, vilobelimab in severe COVID-19 and/or PG;

•	further develop vilobelimab for cSCC, depending on the results of the ongoing trial in that indication;

•	further develop and continue research programs for the potential start of Phase III trials;

•	initiate and continue research programs and development activities, including development of IFX002 and INF904; and

•	manufacture clinical trial material and continue to validate our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the regulatory approval of vilobelimab in severe COVID-19 patients, PG, cSCC and additional indications as well as any potential addition of a technology platform or assets.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect to be subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Research and Development Expenses

Research and development expenses consisted principally of:

•
expenses incurred under agreements with contract research organizations (CROs), contract manufacturing organizations (CMOs), consultants and independent contractors that conduct research and development, manufacturing development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and share-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

Our research and development expenses primarily relate to the following key programs:

•
Vilobelimab. We expect our expenses associated with vilobelimab will increase in 2022 compared to 2021, as we complete the outstanding clinical trial activities in COVID-19, pursue regulatory approval submissions for vilobelimab in severe COVID-19, complete outstanding activities in our Phase II clinical program of vilobelimab in patients with PG, potentially start a Phase III study in PG, and continue the Phase II clinical program in cSCC. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by validating our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process. Furthermore, we are investigating commercial-scale production options.

•
INF904. We are developing an oral, small molecule drug candidate that targets the C5aR receptor. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022.

•
IFX002. We are continuing preclinical development of IFX002, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs of production for preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs of production for preclinical compounds and costs paid to CROs.

In 2021, we incurred €35.7 million in research and development expenses. For the nine months ended September 30, 2022 and 2021, we incurred research and development expenses of €29.2 million and €25.6 million, respectively. The principal driver of the increase in our research and development expenses was the completion of the Phase III clinical trial of vilobelimab in severe COVID-19 and the activities related to manufacturing of clinical trial material and validation of our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and enrollment.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “ITEM 5. Operating and Financial Review and Prospects—Operating results” in the Annual Report.

General and Administrative Expenses

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related costs relate primarily to additional personnel, additional professional and legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

 For the nine months ended September 30, 2022 and 2021, we incurred general and administrative expenses of €11.8 million and €9.1 million, respectively. The principal driver of the increase in our general and administrative expenses is attributable to higher personnel expenses from equity-settled share-based compensation recognized in personnel expenses of €3.3 million in the nine months ended September 30, 2022 (versus €2.4 million in the same period of 2021). Especially, the decision to reprice outstanding stock options made on April 13, 2022 contributed to the increase in these expenses.

Additionally, legal, consulting and other expenses increased to €5.9 million for the nine months ended September 30, 2022, from €3.9 million for the nine months ended September 30, 2021 mainly due to higher consulting and audit costs due to enhancing and testing of the Internal Controls over Financial Reporting (ICFR) environment.

Results of Operations

The information below was derived from our condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these condensed consolidated financial statements and our Annual Report.

Comparison of the Three Months Ended September 30, 2022 and 2021

	Three Months Ended September 30,
(in €)	2022	2021	Change
Operating Expenses
Research and development expenses	(7,537,350)	(9,359,850)	1,822,500
General and administrative expenses	(3,087,285)	(3,395,606)	308,321
Total Operating Expenses	(10,624,636)	(12,755,456)	2,130,820
Other income	2,030,406	22,850	2,007,556
Other expenses	—	—	—
Operating Result	(8,594,230)	(12,732,606)	4,138,376
Finance income	199,758	27,380	172,378
Finance expenses	(6,845)	(9,527)	2,682
Foreign exchange result	882,370	715,799	166,571
Other financial result	(402,724)	(56,000)	(346,724)
Loss for the Period	(7,921,671)	(12,054,955)	4,133,284
Exchange differences on translation of foreign currency	4,317,134	2,536,278	1,780,856
Total Comprehensive Loss	(3,604,538)	(9,518,677)	5,914,140

Research and Development Expenses

	Three Months Ended September 30,
(in €)	2022	2021	Change
Third-party expenses	5,164,843	7,525,004	(2,360,161)
Personnel expenses	1,599,452	1,484,193	115,259
Legal and consulting fees	668,408	237,543	430,865
Other expenses	104,646	113,110	(8,464)
Total Research and development expenses	7,537,350	9,359,850	(1,822,500)

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses decreased by €1.8 million to €7.5 million for the three months ended September 30, 2022, from €9.4 million for the three months ended September 30, 2021. This decrease is attributable to lower third-party services, as the PANAMO Phase III study was mostly completed prior to Q3 2022.

General and Administrative Expenses

	Three Months Ended September 30,
(in €)	2022	2021	Change
Personnel expenses	1,413,560	1,645,090	(231,530)
Legal, consulting and audit fees	533,648	880,732	(347,084)
Other expenses	1,140,078	869,784	270,294
Total General and administrative expense	3,087,285	3,395,606	(308,321)

General and administrative expenses decreased by €0.3 million to €3.1 million for the three months ended September 30, 2022, from €3.4 million for the three months ended September 30, 2021. This decrease is attributable to lower personnel expenses (€0.2 million). Additionally, legal, consulting and other expenses were  €1.7 million for the three months ended September 30, 2022, compared to €1.8 million for the three months ended September 30, 2021.

Other income

	Three Months Ended September 30,
(in €)	2022	2021	Change
Other income from government grants	2,019,684	—	2,019,684
Further other incomes	10,722	22,850	(12,128)
Total Other income	2,030,406	22,850	2,007,556

Other income for  the three months ended September 30, 2022 was €2.0 million, which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in severe COVID-19s, including expenses related to clinical development and manufacturing process development. We began recognizing other income from government grants in Q2 2022.

Net financial result

Financial Result	Three Months Ended September 30,
(in €)	2022	2021	Change
Financial income
Interest income	199,758	27,380	172,378
Financial expenses
Interest expenses	(878)	(4,305)	3,427
Interest on lease liabilities	(5,967)	(5,222)	(745)
Total	192,913	17,853	175,060

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiaries.

Foreign exchange result	Three Months Ended September 30,
(in €)	2022	2021	Change
Foreign exchange result
Foreign exchange income	1,634,121	910,411	723,710
Foreign exchange expense	(751,751)	(194,612)	(557,139)
Total	882,370	715,799	166,571

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by the Company and its subsidiaries.

Other financial result	Three Months Ended September 30,
(in €)	2022	2021	Change
Other financial result
Total	(402,724)	(56,000)	(346,724)

Other financial result is due to the expected credit loss allowance, which is deducted from our current and non-current financial assets. The increase is attributable to the current volatility in the capital markets resulting in an increase to the credit default swap spread. This input impacts the valuation of the Company’s securities.

Net financial result for the nine month ended September 30, 2022 amounts to €0.7 million and is nearly unchanged to the previous year.

Comparison of the Nine Months Ended September 30, 2022 and 2021

	Nine Months Ended September 30,
(in €)	2022	2021	Change
Operating Expenses
Research and development expenses	(29,190,231)	(25,566,005)	(3,624,226)
General and administrative expenses	(11,821,694)	(9,115,783)	(2,705,911)
Total Operating Expenses	(41,011,925)	(34,681,788)	(6,330,137)
Other income	16,473,540	43,529	16,430,011
Other expense	(844)	(844)	—
Operating Result	(24,539,229)	(34,639,103)	10,099,874
Finance income	310,121	85,964	224,157
Finance expenses	(39,376)	(16,261)	(23,115)
Foreign exchange result	3,173,883	1,621,165	1,552,718
Other financial result	(363,724)	(13,000)	(350,724)
Loss for the Period	(21,458,325)	(32,961,235)	11,502,910
Exchange differences on translation of foreign currency	10,035,949	4,613,675	5,422,274
Total Comprehensive Loss	(11,422,376)	(28,347,560)	16,925,184

Research and Development Expenses

	Nine Months Ended September 30,
(in €)	2022	2021	Change
Third-party expenses	21,947,799	20,031,444	1,916,355
Personnel expenses	5,825,051	4,462,164	1,362,887
Legal and consulting fees	1,139,769	748,360	391,409
Other expenses	277,613	324,037	(46,424)
Total research and development expenses	29,190,231	25,566,005	3,624,226

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the nine months ended September 30, 2022 increased compared to the corresponding period in 2021 by €3.6 million. This increase was primarily due to higher expenses for the completion of the Phase III part of our COVID-19 trial as well as costs for manufacturing development activities and was driven by an overall increase in third-party expenses of €1.9 million. The €1.4 million increase in personnel expenses is mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Nine Months Ended September 30,
(in €)	2022	2021	Change
Personnel expenses	5,943,286	5,186,576	756,710
Legal, consulting and audit fees	2,445,355	1,461,181	984,174
Other expenses	3,433,052	2,468,026	965,026
Total General and administrative expense	11,821,694	9,115,783	2,705,911

General and administrative expenses increased by €2.7 million to €11.8 million for the nine months ended September 30, 2022, from €9.1 million for the nine months ended September 30, 2021. This increase is primarily attributable to increasing expenses associated with equity-settled share-based compensation recognized in personnel expenses. Furthermore, legal, consulting and other expenses increased by €2.0 million to €5.9 million for the nine months ended September 30, 2022, from €3.9 million for the nine months ended September 30, 2021, mainly due to higher consulting and audit costs in conjunction with the preparation and audit of our ICFR.

Other income

	Nine Months Ended September 30,
(in €)	2022	2021	Change
Other income from government grants	16,435,051	—	16,435,051
Further other incomes	38,489	43,528	(5,039)
Total Other income	16,473,540	43,528	16,430,012

Other income for the nine months ended September 30, 2022, was €16.5 million, which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in severe COVID-19, including expenses related to clinical development and manufacturing process development. We began recognizing other income from government grants in Q2 2022.

A portion of the other income is attributable to the recognition of €7.1 million, which was initially deferred in Q4 2021 as a liability, because prior to Q2 2022, we did not have reasonable assurance as to whether all grant conditions were fulfilled. In addition, reimbursable costs incurred during the nine months ended September 30, 2022, in the amount of €9.3 million, were also recognized as other income.

Net financial result

Financial Result	Nine Months Ended September 30,
(in €)	2022	2021	Change
Financial income
Interest income	310,121	85,964	224,157
Financial expenses
Interest expenses	(22,980)	(7,190)	(15,790)
Interest on lease liabilities	(16,396)	(9,071)	(7,325)
Total	270,745	69,703	201,042

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiaries.

Foreign exchange result	Nine Months Ended September 30,
(in €)	2022	2021	Change
Foreign exchange result
Foreign exchange income	5,691,750	5,002,650	689,100
Foreign exchange expense	(2,517,867)	(3,381,485)	863,618
Total	3,173,883	1,621,165	1,552,718

 Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by the Company and its subsidiaries.

Other financial result	Nine Months Ended September 30,
(in €)	2022	2021	Change
Other financial result
Total	(363,724)	(13,000)	(350,724)

Other financial result is due to the expected credit loss allowance, which is deducted from our current and non-current financial assets. The increase is attributable to the current volatility in the capital markets resulting in an increase to the credit default swap spread. This input impacts the valuation of the Company’s securities.

Net financial result increased by €1.4 million to €3.1 million for the nine months ended September 30, 2022, from €1.7 million for the nine months ended September 30, 2021. This increase was mainly attributable to the strengthening of the USD to EUR during 2022.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2022, we incurred a net loss of €21.5 million. To date, we have financed our operations primarily through the sale of our securities. As of September 30, 2022, we had cash and cash equivalents of €18.0 million, in addition to marketable securities of €75.2 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. Dollar term deposits. Our marketable securities all consist of quoted debt securities with high credit ratings.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
(in €)	2022	2021
Net cash used in operating activities	(28,525,857)	(28,214,674)
Net cash from investing activities	17,550,925	7,716,318
Net cash from/ (used in) financing activities	(273,092)	61,615,454
Cash and cash equivalents at the beginning of the period	26,249,995	25,968,681
Exchange gains on cash and cash equivalents	2,976,033	2,881,645
Cash and cash equivalents at the end of the period	17,978,003	69,967,424

Net Cash used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased by €0.3 million to €28.5 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, during which net cash used in operating activities was €28.2 million.

Net Cash from Investing Activities

Net cash from investing activities increased by €9.8 million for the nine months ended September 30, 2022 mainly due to an increase of €16.3 million in repayments from matured marketable securities and offset by an increase of €6.5 million in purchases of marketable securities for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

Net Cash from Financing Activities

Net cash from financing activities decreased by €61.9 million in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, primarily due to no financings having been undertaken in the first nine months of 2022, whereas funds were raised in a follow-on offering in March 2021 and through our at-the-market program during the first nine months of 2021.

Funding Requirements

We expect our expenses associated with vilobelimab will increase in 2022 compared to 2021, as we expect to complete the activities regarding our Phase III trial in COVID-19, explore the regulatory approval submission for vilobelimab in severe COVID-19, complete outstanding activities in our Phase II clinical program of vilobelimab in patients with PG, potentially start a Phase III study in PG, and continue the Phase II clinical program in cSCC. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by validating our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process. Furthermore, we are in discussions with contract manufacturers and potential collaboration partners regarding commercial scale production options. Furthermore, we are developing an oral, small molecule drug candidate that targets the C5aR receptor denominated as INF904. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022. We are also continuing preclinical development of IFX002. We also continue with our other research and development efforts towards other product candidates and early discovery activities. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, research and development grant income, royalty-based financings, future collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “ITEM 3. KEY INFORMATION—C. Risk factors” in our Annual Report.

Off-Balance Sheet Arrangements

As of September 30, 2022, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in our Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations- Contractual obligations and commitments” in our Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2022, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in our Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in our Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. As of December 31, 2022, we will no longer qualify as an emerging growth company. Accordingly, in our Annual Report, we will no longer be subject to the reduced reporting requirements applicable to emerging growth companies and we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal controls over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result of losing our emerging growth company status at the end of 2022, we have begun to incur additional costs that may continue as we refine our financial reporting processes and expand our operations.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history, our history of operating losses and our accumulated deficit of €235.4 million as of September 30, 2022;

•
the timing, progress and results of clinical trials of vilobelimab and any other product candidates, including for the development of vilobelimab in several indications, including to treat PG and severe COVID-19, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication;

•	our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

•
whether the FDA, EMA or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize vilobelimab or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry; and

•
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION— C. Risk factors” section of our Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.